CONFIDENTIAL TREATMENT REQUESTED BY FARFETCH LIMITED

53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
August 24, 2018	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
VIA EDGAR	London	Silicon Valley
	Los Angeles	Singapore
United States Securities and Exchange Commission	Madrid	Tokyo
Division of Corporation Finance	Milan	Washington, D.C.
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Farfetch Limited
Registration Statement on Form F-1
CIK No. 0001740915

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form F-1 (Registration No. 333-226929) (the “Registration Statement”) of Farfetch Limited (the “Company”). The Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for the Staff’s review. The preliminary price range presented herein reflects an initial offering price to the public of the Company’s shares of Class A ordinary shares (the “Shares”) of between $ * and $ * per Share, * Shares offered to the public in connection with the Offering (or * Shares should the underwriters’ option to purchase additional shares be exercised in full) with * Shares expected to be outstanding upon completion of the Offering (or * Shares should the underwriters’ option to purchase additional shares be exercised in full). The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. The price range to be included in the preliminary prospectus will not have a difference of more than 20%.

Please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and share number information after giving effect to (i) the Reorganization Transactions and (ii) the concurrent private placement, each as described in the Registration Statement.

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

August 24, 2018

Should any questions arise in connection with the filing or this letter, please do not hesitate to contact me by telephone at (212) 906-1281.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua Kiernan, Esq., Latham & Watkins LLP

Jeffrey Vetter, Esq., Fenwick & West LLP

James D. Evans, Esq., Fenwick & West LLP

Katherine K. Duncan, Esq., Fenwick & West LLP